Prudential Investment Portfolios, Inc.
Prudential Jennison Small Company Fund, Inc.

Gateway Center Three,
100 Mulberry Street
Newark, New Jersey 07102

January 21, 2015

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:                    Mr. Derek Newman

Re:                             Prudential Investment Portfolios, Inc.:

Registration Statement on Form N-14 (File No. 333-201064)

and

Prudential Jennison Small Company Fund, Inc.:

Registration Statement on Form N-14 (File No. 333- 201063)

Dear Mr. Newman:

On behalf of each of Prudential Investment Portfolios, Inc. (“PIP”) and Prudential Jennison Small Company Fund, Inc. (the “Prudential Fund” and together with PIP, the “Registrants”), set forth below are our responses to telephonic comments received by Claudia DiGiacomo from you on January 16, 2015 with respect to the Prudential Fund and on January 20, 2015 with respect to PIP.  Such comments relate to each Registrant’s separate Registration Statement on Form N-14 (the “N-14 Registration Statements”), each of which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 19, 2014 under Rule 488 under the Securities Act of 1933 (the “1933 Act”).  Each N-14 Registration Statement will be used in connection with separate special meetings of the shareholders of Target Large Capitalization Growth Portfolio (“Target LCG”) and Target Small Capitalization Growth Portfolio (“Target SCG” and together with Target LCG the “Target Portfolios”), each of which is a series of The Target Portfolio Trust.  The shareholder meetings will be held on April 8, 2015 and April 15, 2015 for Target LCG and Target SCG, respectively.  At the Target LCG Meeting, Target LCG shareholders will be asked to vote to approve or disapprove the reorganization of Target LCG into the Prudential Jennison Growth Fund (the “Prudential Growth Fund”), a series of PIP (the “LCG Reorganization”).  At the Target SCG Meeting, Target SCG shareholders will be asked to vote to approve or disapprove the reorganization of Target SCG into the Prudential Fund (the “SCG Reorganization” and together with the LCG Reorganization, the “Reorganizations”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the N-14 Registration Statements.

For your convenience, your comments are presented in summary form below and each comment is followed by our response.

GENERAL

1.                                      Comment:  Please consider responding to the Commission staff’s comments on the N-14 Registration Statements in a joint response letter.

Response:  The Registrants are responding to the staff’s comments in a joint response letter.

2.                                      Comment: Please delete references to any share classes that are not part of the Reorganizations, including in the capitalization tables and other disclosures.

Response:  The disclosure has been revised as requested.

PRUDENTIAL FUND’S N-14 REGISTRATION STATEMENT

3.                                      Comment:  Please conform the President’s Letter’s disclosure regarding the similarity of the Funds’ objectives to be consistent with subsequent disclosure in the N-14 Registration Statement.

Response:  The disclosure has been revised as requested for each Registrant.

4.                                      Comment:  In the section entitled “Comparison of the Funds,” highlight that the Prudential Fund may invest in a broader array of securities (e.g.,   structured notes) and describe how the differences may impact the Prudential Fund’s risk profile.

Response:  The disclosure has been revised as requested by each Registrant, as applicable.

5.                                      Comment:  Consider reorganizing the table comparing the Fund’s investment objectives and strategies to include a line item by category as well as an additional column highlighting the differences between the policies in order to facilitate comparisons between the Funds.

Response:  Each Registrant’s table of investment objectives and strategies has been reorganized to include a line item by category.  The Registrants respectfully submit that they will consider adding a column about the differences between the funds in subsequent Form N-14s; however, such revisions are not being made in the N-14 Registration Statements..

6.                                      Comment:  If applicable, in the principal risk comparison table, please include structured notes, convertibles and preferred securities under equity and equity-related securities and add disclosure regarding whether the Prudential Funds are riskier than the Target Portfolios as a result of these investments.

Response:  The Registrants submit that the investments noted above are not principal strategies of either the Prudential Fund or the Prudential Growth Fund and that as a result additional risk disclosure is not appropriate in the table.  The Registrants will consider revising their prospectus disclosures to clarify that such investments are not principal strategies.

6.                                      Comment:  Supplementally confirm the Prudential Fund’s utilization of derivatives.

Response:  The Prudential Fund currently does not use derivatives.

7.                                      Comment:  Under the section entitled “Additional Strategies” discuss how the borrowing strategies of the Funds differ and whether the Funds have the same liquidity limits.

Response:  The disclosure has been revised as requested.

8.                                      Comment:  With respect to the comparison of fundamental and non-fundamental policies please consider: (i) clarifying that Target SCG’s asset segregation policy includes swaps; (ii) with respect to borrowings exceeding 300%, expanding the requirement to reduce outstanding borrowings to include senior securities; and (iii) revising this section to facilitate investor understanding of the comparison of fundamental policies, including putting such disclosure in a table format and summarizing language where appropriate.  In addition, please supplementally explain what is meant by the statement that Target SCG may purchase securities of other investment companies “subject to certain restrictions” and clarify whether Target SCG may buy ETFs, mutual funds, business development companies and/or closed end funds..

Response:  (i) The disclosure has been revised as requested.

(ii) The Registrants respectfully submit that such revisions are not necessary.  The Funds comply with Commission staff positions regarding asset segregation or cover obligations with respect to investments that may be considered to involve borrowing or leverage under the Investment Company Act of 1940 (the “1940 Act”).

(iii) The disclosure presentation has been put into table format.

In addition, the reference to Target SCG’s and Target LCG’s ability to buy securities of other investment companies “subject to certain restrictions”  is referring to the restrictions contained in Section 12(d) of the 1940 Act.  Target SCG and Target LCG confirm that they may buy ETFs and other mutual funds, but they do not purchase securities of business development companies or closed end funds.

9.                                      Comment:  Please supplementally confirm that the Funds have similar valuation procedures.

Response:  The Registrants confirm that the same compliance policies and procedures apply to all the Funds, including the valuation procedures.

10.                               Comment:  Please consider deleting the information in the Expense Example for no redemptions of Class R shares.

Response:  Although the disclosure is duplicative, the Registrants prefer to continue to include such disclosure.

9.                                      Comment:  Under the section entitled “Reasons for the Reorganization” please disclose whether the Target Portfolios will make a material disposition of securities in order to facilitate the reorganizations and, if applicable, enhance the disclosure to provide the percentage of the applicable Target Portfolio to be sold along with the estimated amount of capital gains in total and per share.

Response:  As disclosed, Target SCG and Target LCG currently do not expect to make any material dispositions of their securities in order to facilitate the reorganizations. Thus, additional disclosure is not necessary.

PIP’S N-14 REGISTRATION STATEMENT

10.                               Comment:  According to the most recent annual report filed on Form N-CSR for PIP, the Prudential Growth Fund has approximately 9% of its portfolio securities out on loan pursuant to its securities lending program.  Please disclose accordingly and consider whether risk disclosure is necessary.

Response:  Prudential Growth Fund has added disclosure of securities lending as a strategy. The Fund has considered whether additional risk disclosure is necessary and determined that no additional disclosure is necessary.

11.                               Comment:  In the section entitled “Comparison of the Funds”: (i) add disclosure stating that Prudential Growth Fund has the flexibility to use derivatives and short sales although it currently does not engage in such investments; (ii) confirm that Target LCG may invest to a greater degree in small capitalization companies and, if confirmed, reconcile that sentence with Prudential Growth Fund’s 65% policy; and (iii) define equity-related securities.

Response:  (i) The disclosure has been revised as requested.

(ii)The disclosure has been revised to clarify that Prudential Growth Fund has greater flexibility with respect to investing in medium and small capitalization companies.

(iii) The disclosure has been revised as requested.

12.                               Comment:  In the table comparing the Funds’ investment objectives and strategies: (i) revise the disclosure for derivatives and short sales to reflect the responses to the above comments on derivatives and short sales; and (ii) with respect to the borrowing policy consider clarifying that the policy carves out repurchase and reverse repurchase agreements.

Response:  (i) The disclosure has been revised as requested.

(ii) The disclosure has been revised under the section entitled “Comparison of Other Policies”..

13.                               Comment:  In the principal risk comparison table, add derivatives and short sales if applicable.

Response:  The Registrant submits that the investments noted above are not principal risks of either Fund and that additional risk disclosure is not appropriate in the table.

6.                                      Comment:  Supplementally explain why Prudential Growth Fund does not consider American Depository Receipts (ADRs), American Depository Shares (ADSs) and other similar receipts to be foreign securities.

Response: The Prudential Growth Fund does not consider ADRs, ADSs and other similar receipts to be foreign securities since such shares trade in U.S. markets.  Since such investments trade in U.S. markets they are not subject to certain of the risks of foreign investments.

7.                                      Comment:  Under the section entitled “Additional Strategies” consider whether any revisions to the short sales disclosure are necessary.

Response:  The disclosure has been revised to be consistent with the staff’s earlier comments.

8.                                      Comment:  With respect to the comparison of fundamental and non-fundamental policies, please consider, in addition to the comments to the Prudential Fund’s N-14 Registration Statement: (i) whether the diversification disclosure can be clarified to avoid duplicative statements; (ii) with respect to the concentration policy, disclose the classification system used by Prudential Growth Fund and whether it impacts the application of the concentration policy; and (iii) with respect to the fourth non-fundamental policy of the Prudential Growth Fund, the last sentence appears to be out of place.

Response:  (i) The disclosure has been revised as requested.

(ii) .The Subadviser for Prudential Growth uses criteria developed by an established provider of portfolio management analytics and the classifications they provide are reasonable and not so broad that the primary economic characteristics in a single class are materially different.  Accordingly the disclosure has been been revised.

(iii) The disclosure has been revised as requested.

Each Registrant hereby acknowledges that (i) each Registrant is responsible for the adequacy and accuracy of the disclosure in the applicable N-14 Registration Statement; (ii) Commission staff comments or changes to disclosure in the N-14 Registration Statements in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the N-14 Registration Statements; and (iii) each

Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the N-14 Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely yours,

/s/ Claudia DiGiacomo
Claudia DiGiacomo
Vice President and Corporate Counsel